May 18, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Acceleration of Effectiveness National Commerce Corporation Registration Statement on Form S-4, as amended File No. 333-224820

Ladies and Gentlemen:

The undersigned, National Commerce Corporation (the “Company”), pursuant to the provisions of Rule 461 of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective at 4:00 p.m. Eastern Time on Tuesday, May 22, 2018, or as soon as practicable thereafter.

We respectfully request that the Company be notified of such effectiveness by a telephone call to the Company’s counsel, Andrew S. Nix of Maynard, Cooper & Gale, P.C., who can be reached at (205) 254-1864.

Very truly yours,

NATIONAL COMMERCE CORPORATION

By:	/s/ Richard Murray, IV
Name: Richard Murray, IV Title: President and Chief Executive Officer